UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Registrant’s Name)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 26, 2026, Fast Track Events Pte Ltd, the operating subsidiary of the Company, entered into a memorandum of understanding (the “MOU”) with Lean Branding Co., Ltd. in relation to a strategic partnership with regards to the girl group known as “KIIRAS”

On January 27, 2026, the Company issued a press release announcing the entry into the MOU. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAST TRACK GROUP

Date: January 27, 2026	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer, and Director

3